UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year end December 31, 2005

Commission File Number 0-23488

CIBER, Inc. Savings 401(k) Plan
(Full title of plan)

CIBER, Inc.
5251 DTC Parkway, Suite 1400, Greenwood Village, Colorado 80111
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

CIBER, INC. SAVINGS 401(k) PLAN

Index to Financial Statements and Supplemental Schedule

December 31, 2005

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits, December 31, 2005 and 2004

Statements of Changes in Net Assets Available for Benefits, Years ended December 31, 2005 and 2004

Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i—Schedule of Assets (Held at End of Year), December 31, 2005

Report of Independent Registered Public Accounting Firm

The Plan Administrator of the
CIBER, Inc. Savings 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of CIBER, Inc. Savings 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Denver, Colorado
June 23, 2006

CIBER, INC. SAVINGS 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Investments, at fair value:
CIBER, Inc. common stock	$7,785,369	$11,449,820
Mutual funds	78,364,812	74,284,839
Pooled separate accounts	107,140,071	85,110,254
Participant loans	2,945,926	2,370,385
Total investments	196,236,178	173,215,298

Participant contributions receivable	539	—
Net assets available for benefits	$196,236,717	$173,215,298

See accompanying notes to financial statements.

CIBER, INC. SAVINGS 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Net increase in fair value of investments	$7,920,167	$16,981,877
Interest and dividend income	765,158	490,102
Net investment gain	8,685,325	17,471,979

Contributions:
Participants, including rollovers	23,201,198	24,761,368
Employer, net of forfeitures	4,416,157	3,600,319
Total contributions	27,617,355	28,361,687

Transfers of assets from merged plans	14,406,953	11,023,678
Total additions	50,709,633	56,857,344

Deductions from net assets attributed to:
Distributions to participants	27,626,113	34,399,803
Loan and administrative fees	62,101	43,301
Total deductions	27,688,214	34,443,104

Net increase	23,021,419	22,414,240

Net assets available for benefits:
Beginning of year	173,215,298	150,801,058
End of year	$196,236,717	$173,215,298

See accompanying notes to financial statements.

CIBER, INC. SAVINGS 401(k) PLAN

Notes to Financial Statements

(1)                     Description of the Plan

The following description of the CIBER, Inc. Savings 401(k) Plan (the “Plan”) provides only general information. For a more complete description of the Plan, participants should refer to the Summary Plan Description or the Plan Agreement, which are available from the plan administrator.

(a)                     General

The Plan is a defined contribution plan covering substantially all employees of CIBER, Inc. and certain of its subsidiaries (“CIBER” or the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The custodian and record keeper for the Plan is Principal Life Insurance Company (“Principal”).

(b)                     Contributions and Vesting

Participants may contribute up to 25% of pre-tax annual compensation, with the exception of employees considered “highly compensated.”  Highly compensated employees are restricted to a maximum contribution of 9% of pre-tax compensation. In addition, qualifying participants may make “catch-up” contributions. Contributions are subject to certain limitations. Participants may also contribute amounts representing distributions from other qualified defined contribution or benefit plans (rollovers). Participants can change their contribution percentage at any time. Company cash contributions are based on the participant’s years of service and the participant’s contribution and range from 0.5% to 3% of qualified compensation. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution plus actual earnings thereon is based on years of service. A participant is 100% vested after six years of service. If a participant terminates prior to vesting, unvested amounts are forfeited and are used to reduce future employer contributions. At December 31, 2005 and 2004 unallocated forfeited accounts totaled $30,244 and $28,340, respectively. In 2005 and 2004, employer contributions were reduced by $1,101,958 and $2,074,882, respectively, from forfeited accounts.

(c)                      Investment Options

The Plan’s assets are invested in various investment options offered by Principal and in CIBER, Inc. common stock, as directed by the participants. Participants may invest their account balance in the various investment options in 1% increments. Participants may change their investment options on a daily basis.

(d)                     Distributions and Loans

Participants are generally entitled to a distribution from the Plan upon termination of employment, retirement, disability or death. Terminated participants are entitled to receive only the vested percentage of their account balance and the remainder of the account is forfeited. For other situations there are various methods by which benefits may be distributed depending on date of employment, marital status and participant elections. Distributions are recorded when paid. Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Interest on loans is charged at the prime rate as of the processing date of the loan, plus 1% and ranged from 4.00% to 10.50% as of December 31, 2005. Loans are generally repaid through payroll deductions. Loans require minimum per paycheck payment amounts. Loans must be repaid within five years, except that the plan administrator may approve a longer term for loans to acquire a principal residence. Participants pay a loan origination fee of $50 per loan to Principal.

(e)                      Expenses

In general, plan expenses, other than broker commissions, portfolio transaction fees and administrative service fees on the accounts of non-employee participants, are paid by the Company.

(f)                        Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.

(2)       Summary of Significant Accounting Policies

(a)                     Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)                     Investments

Investments are stated at fair value. The fair values of marketable securities are determined based on quoted market values. Investments in pooled separate accounts are stated at estimated fair values. The fair value of mutual funds are valued at the net asset value per share as quoted by the investment company and is generally determined based on the market values of the securities included in the underlying funds. Participant loans are valued at cost, which approximates fair value. Investment transactions are recorded on the date of purchase or sale (“trade-date”). Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

(c)                      Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes to the financial statements. Actual results could differ from those estimates.

(3)       Investments

Investments greater than 5% of net assets at December 31 were:

	2005	2004

Principal Money Market Separate Account	$20,404,566	$19,013,039
Principal Large Cap Stock Index Separate Account	12,299,447	11,363,049
Russell LifePoints Aggressive Strategy (D) Separate Account	9,827,321	9,286,407
Russell LifePoints Equity Aggressive Strategy (D) Separate Account	11,539,335	11,332,046
American Century Equity Income Investment Fund	16,119,422	*
Legg Mason Value Trust Fund	14,506,350	13,752,336
American Century Ultra Investment Fund	**	9,908,056
American Funds Growth Fund of America R3 Fund	18,809,007	16,724,377
CIBER, Inc. Common Stock	**	11,449,820

*                           Investment not greater than 5% of net assets at December 31, 2004.

**                      Investment not greater than 5% of net assets at December 31, 2005.

Net increase in fair value of investments for the years ended December 31, including realized gains and losses, was as follows:

	2005	2004

CIBER, Inc. Common Stock	$(3,570,999)	$1,338,608
Mutual Funds	4,486,702	8,404,353
Pooled Separate Accounts	7,004,464	7,238,916
	$7,920,167	$16,981,877

(4)                     Tax Status

The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated August 7, 2001, stating that the form of the plan is qualified under Section 401 of the Internal Revenue Code (“Code”), and therefore, the related trust is exempt from taxation. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Subsequent to this opinion letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

(5)                     Transfers of Assets from Merged Plans

CIBER has acquired the outstanding common stock of certain companies that had their own similar defined contribution plans. During 2005 and 2004, certain of these plans were merged with the Plan and their respective assets were transferred into the Plan.

(6)                     Risks and Uncertainties

The Plan provides for various investment options. Investments, in general, are exposed to various risks, such as interest rates, credit and overall market volatility. The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(7)                     Party-in-Interest Transactions

Certain plan investments are shares of stock of CIBER, Inc. or units of pooled separate accounts, managed by Principal. Principal is the custodian and record keeper for the Plan and, therefore, these transactions are considered party-in-interest transactions.

CIBER, INC. SAVINGS 401(k) PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2005

	Identity	Description	Current Value

*	CIBER, Inc.	Common Stock	$7,785,369
*	Principal Money Mkt Sep Acct	Pooled Separate Account	20,404,566
*	Principal Bond and Mtg Sep Acct	Pooled Separate Account	5,790,987
*	Principal Lg Cp Stk Idx Sep Acct	Pooled Separate Account	12,299,447
*	Principal Ptr Lg-Cap Value Sep Acct	Pooled Separate Account	1,843,969
	Russ Life Agg Str (D) Sep Acct	Pooled Separate Account	9,827,321
	Russ Life Bal Str (D) Sep Acct	Pooled Separate Account	6,168,772
	Russ Life Con Str (D) Sep Acct	Pooled Separate Account	1,276,771
	Russ Life Eqag St (D) Sep Acct	Pooled Separate Account	11,539,335
	Russ Life Mod Str (D) Sep Acct	Pooled Separate Account	2,917,357
*	Principal Mid Cap Stk Idx Sep Acct	Pooled Separate Account	3,942,345
*	Principal Ptr Sm-Cap Val I Sep Acct	Pooled Separate Account	2,698,478
*	Principal Sm Cap Stk Idx Sep Acct	Pooled Separate Account	9,770,344
*	Principal Real Est Sec Sep Acct	Pooled Separate Account	9,465,466
*	Principal Intl Em Mkt Sep Acct	Pooled Separate Account	2,975,404
*	Principal Ptr International Sep Acct	Pooled Separate Account	6,219,509
	MFS Research Bond A Fund	Mutual Fund	2,292,321
	Am Cent Eqty Inc Inv	Mutual Fund	16,119,422
	Legg Mason Value Trust Fund	Mutual Fund	14,506,350
	Am Cent Ultra Inv Fund	Mutual Fund	8,502,143
	Am Fds Grth Fd of Am R3 Fund	Mutual Fund	18,809,007
	Fidelity Adv Mid Cap T Fund	Mutual Fund	4,690,981
	Fidelity Adv Small Cap T Fund	Mutual Fund	4,235,868
	Janus Aspen Mid Cap Gr I Fund	Mutual Fund	451,586
	Am Fds New Persp R3 Fund	Mutual Fund	8,757,134
*	Participant loans	4.0% to 10.5%	2,945,926
			$196,236,178

* Party in interest.

See accompanying independent registered public accounting firm’s report.

REQUIRED INFORMATION

The financial statements and schedule of the CIBER, Inc. Savings 401(k) Plan for the year ended December 31, 2005, prepared in accordance with the financial reporting requirements of ERISA along with the independent registered public accounting firm’s report thereon, are provided beginning on page F-1 attached hereto.

EXHIBITS

23.1                           Consent of Ernst & Young, LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

CIBER, Inc. Savings 401(k) Plan

Dated: June 26, 2006	By:	/s/ David G. Durham
David G. Durham
Senior Vice President, Chief Financial
Officer and Treasurer